787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.

(Securities Act File No. 333-220232, Investment Company Act File No. 811-04700)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to telephonic comments provided by David Orlic of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on October 17, 2017, to the undersigned of our firm regarding the letter responding to the Staff’s comments (the “Response Letter”) on the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

General

(1) Comment: Please clarify the response to Comment No. 2 in the Response Letter to confirm that if the Fund updates its registration statement pursuant to Rule 486(b), the Fund will not offer common shares, including rights to purchase common shares, at a price below net asset value (“NAV”) without filing a post-effective amendment to the Registration Statement under Section 8(c).

Response: In light of the Staff’s comment, the Fund restates the last sentence of the response to Comment No. 2 as follows: “The Fund confirms that it will file a post-effective amendment to the Registration Statement under Section 8(c) if it offers common shares, including rights to purchase common shares, at a price below NAV.”

Prospectus

Prospectus Summary

(2) Comment: Please revise the Credit Quality Ratings disclosure to include a statement describing the relative difficulty of the Fund in satisfying the relevant rating agencies’ over-collateralization tests as of the date of the Prospectus based on the Fund’s current investments in portfolio securities that are of lower quality, longer maturity or not diversified by issuer and industry

NEW YORK      WASHINGTON      HOUSTON      PARIS      LONDON       FRANKFURT      BRUSSELS      MILAN      ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

October 20, 2017

(p. 7). Also, please clarify in the disclosure that the characterization of portfolio securities as being of “lower quality, longer maturity and not diversified by issuer and industry” refers to the meaning of such terms in the relevant rating agencies’ over-collateralization tests.

Response: The Fund has revised the Credit Quality Ratings disclosure as follows:

Credit Quality Ratings. The Fund may obtain credit quality ratings for its preferred stock; however, it is not required to do so and may issue preferred stock without any rating. If rated, the Fund does not impose any minimum rating necessary to issue such preferred stock. In order to obtain and maintain attractive credit quality ratings for preferred stock, if desired, the Fund’s portfolio must satisfy over-collateralization tests established by the relevant rating agencies. These tests are more difficult to satisfy to the extent the Fund’s portfolio securities are of lower credit quality, longer maturity or not diversified by issuer and industry within the meaning of such rating agencies’ over-collateralization tests. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. A rating (if any) by a rating agency does not eliminate or necessarily mitigate the risks of investing in our preferred stock, and a rating may not fully or accurately reflect all of the securities’ credit risks. A rating (if any) does not address liquidity or any other market risks of the securities being rated. A rating agency could downgrade the rating of our preferred stock, which may make such securities less liquid in the secondary market. If a rating agency downgrades the rating assigned to preferred stock, we may alter our portfolio or redeem the preferred stock under certain circumstances. See “Risk Factors and Special Considerations—Leverage Risk—Special Risks to Holders of Fixed Rate Preferred Stock—Credit Quality Ratings.”

The Fund respectfully declines to include a statement regarding the relative difficulty for the Fund to satisfy the relevant rating agencies’ over-collateralization tests as of the date of the Prospectus based on its investments in portfolio securities of lower credit quality, longer maturity or not diversified by issuer and industry (collectively, the “Enumerated Securities”). The Fund is required to satisfy such rating agencies’ over-collateralization tests as of each business day. Accordingly, the relative difficulty of the Fund in meeting the requirements of the over-collateralization tests will vary based on the levels of the Fund’s investments in the Enumerated Securities on any given business day. The disclosure cited above describes the risks relating to the Fund’s being subject to such over-collateralization requirements, including the greater difficulty in satisfying such requirements to the extent the invests in certain types of securities. This risk disclosure is not intended to be a statement of the Fund’s investment strategies or current portfolio holdings.

(3) Comment: If the fee paid by the Fund may be higher when derivatives are utilized, please disclose under the Management and Fees section (p. 14).

Securities and Exchange Commission

October 20, 2017

Response: As disclosed in the Management and Fees section, for purposes of calculating the Investment Adviser’s fees, the Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). The Fund confirms that any liabilities associated with derivatives are not excluded from the liabilities subtracted from the Fund’s total assets for purposes of determining the Fund’s average weekly net assets. Accordingly, the Fund’s investments in derivatives would not increase the Fund’s management fee in the manner that the use of a leveraged capital structure through the issuance of preferred stock or borrowings increases the Fund’s management fee.

Prospectus Supplements

(4) Comment: In the Dilution/Accretion Table in the form of prospectus supplements for rights offerings to purchase common stock and for rights offerings to purchase units, please confirm that the Fund will include the accretion example only if shares are being offered at a price above NAV (pp. R-16, U-20). Also, please bracket the accretion example in the form of prospectus supplements for rights offerings to purchase common stock and for rights offerings to purchase units.

Response: The Fund conducts rights offerings at a set price, not a formulaic price. Accordingly, the Fund will not know at the commencement of a rights offering whether the subscription price will be above or below the Fund’s NAV at the time of issuance. The Fund has bracketed the accretion example in the Amendment, and will include the accretion example in the final prospectus supplement for a rights offering only if the market price of the Fund’s common shares is above or close to the Fund’s NAV.

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Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8955 or Ryan P. Brizek at (212) 728-8865.

Very truly yours,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Andrea R. Mango, Esq., The Gabelli Equity Trust Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Ryan P. Brizek, Esq., Willkie Farr & Gallagher LLP

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